CUSIP No.	13D	Page 1 of 4 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

Pop Starz Ventures 3, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Llewellyn Watkins

208 Tenderfoot St.

Dillon, CO 80435

303-946-1470 voice

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10th 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

(Continued on following pages)

CUSIP No.	13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Llewellyn Watkins
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Personal
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	7	SOLE VOTING POWER 156,750 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER n/a
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 156,750 shares
WITH	10	SHARED DISPOSITIVE POWER n/a
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,750 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14		TYPE OF REPORTING PERSON* Individual

CUSIP No.	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $ .001 per share, of Pop Starz Ventures 3, Inc., whose principal address is 1739 CreekStone Circle San Jose, CA 95133.

Item 2.	Identity and Background.

(a)	Llewellyn Watkins (U.S. citizen)
(b)	208 Tenderfoot St. P.O. Box 6550 Dillon, CO 80435
(c)	President, Watkins WorldWide, LLC 208 tenderfoot St. P.O. Box 6550 Dillon, CO 80435
(d)	During the last 5 years Llewellyn Watkins was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last 5 years Llewellyn Watkins was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to have him be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source or Amount of Funds or Other Consideration.

The Pop Starz Ventures 3, Inc. shares of common stock acquired by Llewellyn Watkins were acquired pursuant to a stock purchase and sale agreement between Catalyst Financial Group, Inc. (the “Buyer”) and The Tucker Family Spendthrift Trust (the “Seller”) and Pop Starz Ventures 3, Inc.,

Item 4.	Purpose of the Transaction.

The purpose of the transaction was for Catalyst Financial Group, Inc. to purchase a controlling interest of Pop Starz Ventures 3, Inc. The shares of common stock were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Llewellyn Watkins. owns 156,750 shares of Pop Starz Ventures 3, Inc. common stock. Such shares represent 15 % of Pop Starz Ventures 3, Inc. common stock based upon 1,045,000 Shares of common stock issued and outstanding as of September 10th 2009. Catalyst Financial Group, Inc. has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of Pop Starz Ventures 3, Inc. between Catalyst Financial Group, Inc. and any other individual or entity, with the exception of the stock purchase and sale agreement pursuant to which Catalyst Financial Group, Inc. purchased the Pop Starz Ventures 3, Inc. shares of common stock.

Item 7.	Material to be filed as Exhibits.

A copy of the stock purchase and sale agreement between Catalyst Financial Group, Inc. (the “Buyer”) and The Tucker Family Spendthrift Trust (the “Seller”) and Pop Starz Ventures 3, Inc., is attached hereto as an exhibit.

CUSIP No.	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2009

By:	/s/ Llewellyn Watkins

Llewellyn Watkins

WatkinsWorldWide, LLC

Exhibit

STOCK PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is entered into this 10th day of September, 2009 by and between Catalyst Financial Group, Inc. located at 1201 Hays Street Tallahassee, FL 32301-2607 (the “Buyer”) and The Tucker Family Spendthrift Trust located at 7359 Ballantrae Ct. Boca Raton, FL 33496 (the “Seller”) and Pop Starz Ventures 3, Inc., located at 7359 Ballantrae Ct. Boca Raton, FL 33496 (“the Company”)

RECITALS

WHEREAS, the Seller is the legal or beneficial owner of 945,000 shares (the “Securities”) of common stock of the Company, which represents approximately 90.4 % of the issued and outstanding shares of common stock of the Company; and

WHEREAS, Seller desires to sell and transfer to Buyer and Buyer desires to purchase in accordance with the terms and conditions set forth herein, a total of 945,000 shares of common stock out of the total 1,045,000 issued and outstanding shares of common stock in the Company; and

WHEREAS, it is in the best interest of the Company and its continued operations to enter into this transaction.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article 1: -

“Best Efforts”—the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible, provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

“Breach”—a “Breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

“Default”- the failure to pay any portion of the Purchase Price within the time frame set forth in this Agreement or the failure to deliver the common stock as required in the agreement.

“Proceeding”—any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Threatened”—a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

ARTICLE II

PURCHASE AND SALE OF SECURITIES AND SECURITY

Section 2.1

SALE OF SECURITIES: Subject to the terms and conditions set forth in this Agreement, Seller shall transfer and convey the Securities to Buyer, free and clear of any and all liens, claims, and encumbrances, except for any restrictive legends appearing on any of the stock certificates.

Section 2.2

CONSIDERATION: As payment for the transfer of the Securities by Seller to Buyer, Buyer shall wire the Purchase Price of Nineteen Thousand Dollars $ 19,000 (the “Purchase Price”) as set forth in the Wiring Instructions attached hereto as Exhibit A to Seller whereas upon receipt Seller shall deliver the Securities to the Buyer with medallion signature guaranteed stock powers for transfer of said securities to Buyer upon Closing.

ARTICLE III

PRECONDITIONS TO CLOSING/DUE DILIGENCE

Section 3.1

CONDITIONS TO CONSUMMATION OF THE TRANSACTION: The respective obligations of the parties with respect to this Transaction shall be subject to satisfaction of conditions customary to transactions of this type, including without limitation:

(a)        execution of this Stock Purchase Agreement by both parties;

(b)        absence of pending or threatened litigation, investigations or other matters affecting the Seller, the Buyer or the Transaction; and

(c)        satisfactory completion by the Buyer and the Seller of due diligence investigations of the other party.

Section 3.2

DUE DILIGENCE: Buyer shall have the opportunity to conduct due diligence to its satisfaction and have the opportunity to ask questions and receive satisfactory responses from Seller and have the opportunity to review such documents and records as Buyer deems necessary to consummate this transaction.

Section 3.3

CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE: Buyers obligation to purchase the Securities and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a)        All representations and warranties of Seller contained herein being true at the time of Closing;

(b)        Since the date of this Agreement, there must not have been commenced or threatened against Buyer, or against any person affiliated with Buyer, any Proceeding involving any challenge to, or seeking damages or other relief in connection with the contemplated Transaction, or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with the contemplated transactions.

Section 3.4

CONDITIONS PRECEDENT TO SELLERS OBLIGATION TO CLOSE: Seller’s obligation to sell the Securities and to take the other actions required to be taken by the Seller at Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

(a)        All representations and warranties of Buyer contained herein being true at the time of Closing;

(b)        Buyer shall have tendered the consideration as specified for Closing

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant that at the time of the execution of this Agreement:

Section 4.1

MARKETABLE TITLE: The Seller shall convey to Buyer good and marketable title in and to the Securities, free and clear of any and all liens, claims and encumbrances, including, but not limited to, any and all pledges and security interests, and all other defects of title of any type whatsoever except for any restrictive legends which may appear on certain certificates

Section 4.2

AUTHORITY: The Seller has the right, power, legal capacity and authority to enter into and perform its respective obligations under this Agreement and no approvals or consents of any persons or entities are necessary in connection with it;

Section 4.3

OUTSTANDING CLAIMS, SUITS OR ACTIONS: Seller is not aware of any outstanding claims, suits or actions or potential claims, suits or actions in connection with the contemplated sale of the common stock.

Section 4.4

CONTRACTS: The Seller is not party to any agreement, contract, or understanding, oral or written, express or implied, which would prevent Seller from lawfully entering into this Agreement or which would create an obligation as a result of this transaction. Seller has no contract with a business broker and is not obligated to pay a business broker a commission as a result of this Transaction.

Section 4.5

FINANCIAL INFORMATION: The Company has delivered all requested financial information and such financial information when taken together as a whole is true, complete, correct, and accurate, and there has been no material change in the financial condition of the Company since the most recent financial information provided.

Section 4.6	NO IMPLIED WARRANTIES OR REPRESENTATIONS. Except as set forth herein, the Seller has made no other representations or warranties to the Buyer with respect to the Securities or the transaction.

ARTICLE V

REPRESENTATION AND WARRANTIES OF THE BUYER

1	The Buyer represents and warrants that:

Section 5.1

The Buyer is a sophisticated investor. The Buyer has the financial ability to pay the consideration required at Closing and to bear the economic risk of this investment in the Company, has adequate means for providing for the current needs and contingencies of the Buyer and has no need for immediate liquidity with respect to the investment in the Company.

Section 5.2	The Buyer:

(a)        has evaluated the risks of a purchase of the Securities and has relied solely upon his own investigation of the Company and the information and representations made by the Seller and the Company contained herein this Agreement and any written information and documents provided to Buyer by the Seller and/or the Company;

(b)        has been given the opportunity to ask questions of, and receive answers from, the Company and Seller concerning the terms and conditions of the Securities and other matters pertaining to this investment, and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in any documents provided in order for the Buyer to evaluate the merits and risks of the purchase of the Securities to the extent the Company or Seller possesses such information or could acquire it without unreasonable effort or expense, and have not been furnished with any other offering literature upon which the Buyer have relied;

(c)        has not been furnished by Seller with any oral or written representation or oral or written information upon which the Buyer has relied in connection with the offering of the Securities that is not contained, or referred to, in this Agreement;

(d)        has investigated the acquisition of the Securities to the extent the Buyer has deemed necessary or desirable and the Company or Seller has provided the Buyer with any assistance the Buyer has requested in connection herewith;

(e)        has agreed that such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements;

(f)        has determined that the Securities are a suitable investment for the Buyer and that at this time the Buyer can bear a complete loss of an investment in the Securities purchased hereby; and

(g)        is experienced in transactions involving the purchase of securities and obtaining control of companies such as the Company.

Section 5.3	The Buyer is not relying on the Seller, or the Company, or any of its affiliates, or this Agreement, with respect to the Buyer’ tax consequences with respect to the Buyer’ purchase of the Securities.

Section 5.4	The Buyer is aware that no federal or state agency has passed upon the Securities or made any finding or determination as to the fairness of this investment.

Section 5.5	The Buyer is an individual over the age of 18 years and is empowered, authorized and qualified to purchase the Securities, in the manner contemplated in this Agreement.

Section 5.6

The Buyer has the right, power, legal capacity and authority to enter into and perform his obligations under this Agreement and no approvals or consents of any persons or entities are necessary in connection with such actions.

Section 5.7	FINDERS FEE: 156,750 of the 945,000 shares of common stock purchased by the Buyer to Watkins Worldwide LLC.

ARTICLE VI

SPECIFIC CONTRACTS AND AGREEMENTS

CONDUCT OF BUSINESS/CONFIDENTIALITY

Section 6.1

CERTAIN CONTRACTS CANCELLED: As of the date of Closing certain contracts and agreements, whether oral or written, by and between the Seller and the Buyer shall be deemed cancelled and terminated and neither Seller nor Buyer shall have any further rights or obligations there under. In particular:

(a)        Any employment agreements, stock purchase agreements, stock option agreements, convertible instruments and outstanding warrants of any kind whatsoever, by and between, or among, the Seller and the Company; and

(b)        Any loan agreements, expense reimbursement agreements, payment agreements, or monetary agreements of any kind whatsoever, by and between the Seller and the Company.

Section 6.2

RESIGNATION FROM BOARD OF DIRECTORS, OFFICER POSITIONS AND EMPLOYMENT: Immediately following Closing, Michelle Tucker shall resign her position on the Board of Directors and Buyer shall have the right to appoint a Director to replace Michelle Tucker as Director.

Section 6.3	EXPENSES. Each party shall be responsible for its own expenses relating to this stock purchase and sale agreement.

Section 6.4

CONFIDENTIALITY Each of the parties hereto agrees that it shall not use, or permit the use of, any and all of the information relating to the Seller or the Buyer, respectively, furnished to each other in connection with this Transaction (“Confidential Information”), except publicly available or freely usable material as otherwise obtained from another source, in a manner or for a purpose detrimental to the Seller or the Buyer, as the case may be, or otherwise than in connection with this Transaction. None of the Parties hereto shall, and each party shall cause its directors, officers, employees, agents, affiliates, and representatives not to, disclose, divulge, provide, or make accessible, or available, any and all of the Confidential Information, in whole or in part, to any person or entity, other than their respective and responsible officers, employees, advisors, or attorneys, or otherwise as required by law or regulation. The parties acknowledge that until public announcement, the terms and existence of this Agreement may be deemed material non-public information under the Securities Exchange Act of 1934, and shall govern their activities accordingly. Prior to Closing, neither party shall disclose the terms of this Agreement to any other person or entity other than its advisors who are under a legal or contractual obligation of confidentiality. Prior to Closing, neither party shall disclose the existence of this Agreement except to such advisors or as necessary in connection with due diligence under this Agreement.

ARTICLE VII

INDEMNIFICATION AND POST CLOSING OBLIGATIONS

Section 7.1

INDEMNIFICATION BY BUYER: Buyer (and, after Closing, the Company jointly and severally with the Buyer) shall indemnify, save, defend and hold harmless Seller from and against any and all damages, costs, liabilities, and expenses, of any kind whatsoever (including reasonable attorneys’ fees) arising directly out of (a) any and all activities and/or operations of the Company and the Company’s subsidiaries conducted after the Closing; (b) any and all breaches of this Agreement by Buyer; (c) any and all claims by a third party relating to Buyer’s and/or the Company’s actions or gross negligence, not also involving the actions or gross negligence of Seller, occurring after the Closing.

ARTICLE VIII

THE CLOSING

Section 8.1

THE CLOSING. The Closing shall occur on or before close of business on Wednesday September 9th 2009 using reasonable diligence and efforts. Closing may occur in counterparts as necessary. Buyer shall deposit Nineteen thousand dollars ($19,000) with Seller by bank wire. Upon receipt of said bank wire by Seller, Seller shall deliver 945,000 shares of Company common stock with medallion signature guaranteed stock powers for transfer of such shares to Buyer with Corporate Books, SEC filing Codes, and Corporate Seal

ARTICLE IX

GENERAL PROVISIONS

Section 9.1

ASSIGNMENT: Seller shall not assign or transfer their interest and/or rights under this Agreement without the prior written consent of the Buyer. The Buyer may assign this Agreement to one or more persons or entities of which the Buyer controls with the consent of the Seller.

Section 9.2	BINDING EFFECT: This Agreement shall be binding upon the parties hereto and their personal representatives, executors, heirs, beneficiaries, distributees, successors, and permitted assigns, if any.

Section 9.3

NOTICES: Unless otherwise changed by written notice, any notice or other communications required or permitted hereunder shall be deemed given if sent facsimile, hand delivery or courier addressed to the respective party at the address set forth in the initial paragraph of this Agreement or by other means if receipt of such notice is acknowledged.

Section 9.4:

GOVERNING LAW: This Agreement shall be governed and interpreted solely in accordance with the laws of the State of Florida, and applicable U.S. federal law, if any, and in each case without regard to their choice of laws principles. By entering into this Agreement the parties agree to the jurisdiction of the Florida courts with venue in Palm Beach County, Florida. In the event of any litigation, the prevailing party shall be entitled to recover all costs including attorney’s fees.

Section 9.5:

SURVIVAL OF REPRESENTATIONS: All agreements, representations, covenants, and warranties, on the part of the parties contained herein, shall survive the Closing of this Agreement, and any investigation made at the time with respect thereto, shall not merge into any of the documents and instruments executed and delivered pursuant hereto, and shall remain enforceable to the fullest extent permitted by law and/or equity.

Section 9.6:

ENTIRE AGREEMENT:  This Agreement embodies the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior, and contemporaneous, negotiations, agreements, and understandings, whether written or oral. This Agreement, nor any provision herein, may not be changed, waived, discharged, or terminated, except by an express written instrument signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

2   Section 9.7    POST-CLOSING COVENANTS: The Parties and Company agree as follows with respect to the period following the Closing.

(a)

The stockholders of the Company who own 100,000 of the 1,045,000 issued shares of common stock who do not sell their shares pursuant to this Agreement shall be granted anti-dilution rights with the effect that their aggregate, collective interest in the Company shall not be less than 9.569 % of the total issued and reserved shares of the Company’s capital stock after the acquisition of and/or merger with Audio Visions, Inc. and related entities located at 3519 Hawthorne Trail Broadview, OH 44147 with any such shares being issued to The Tucker Family Spendthrift Trust as escrow agent for the benefit of all recipients and Buyers and the Company shall have no further obligation with respect to such issuances or any responsibility to the final recipients.

The following have executed this agreement as of the 10th day of September 2009.

/s/Michelle Tucker

__________________________________

SELLER:	Michelle Tucker – Co-Trustee

Tucker Family Spendthrift Trust

7359 Ballantrae Ct.

Boca Raton, FL 33496

/s/Leonard Tucker

__________________________________

SELLER:	Leonard Tucker – Co-Trustee

Tucker Family Spendthrift Trust

7359 Ballantrae Ct.

Boca Raton, FL 33496

/s/Ken Green

__________________________________

BUYER:	Catalyst Financial Group, Inc.

Ken Greene, President

1201 Hays Street

Tallahassee, FL 32301-2607

/s/ Michelle Tucker

__________________________________

COMPANY:	Pop Starz Ventures 3, Inc.

Michelle Tucker, President

7359 Ballantrae Ct.

Boca Raton, FL 33496